Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2024

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2024, together with the related information.

Melco Resorts Finance Limited

Report for the First Quarter of 2024

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
GLOSSARY	6
EXCHANGE RATE INFORMATION	8
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2024, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which have been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement;

•

“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the term Secured Overnight Financing Rate plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

•

“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 and US$250.0 million in aggregate principal amount was issued on January 21, 2021;

•	“2032 Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 we issued on April 17, 2024;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC (“Macau” or “Macau SAR”) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we,” “us,” “our,” “our company,” “Melco Resorts Finance” and “the Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2024.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where the amended gaming law was adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitation in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.823502 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.058213 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the first quarter of 2024, our total operating revenues were US$972.8 million, an increase of 67.8% from US$579.6 million of total operating revenues for the first quarter of 2023. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase was largely driven by the continued recovery in inbound tourism to Macau during the first quarter of 2024. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Net loss for the first quarter of 2024 was US$0.6 million, compared with net loss of US$94.7 million for the first quarter of 2023. The decrease in net loss was primarily attributable to the improved performance at City of Dreams and Altira Macau mentioned above.

The following summarizes the results of our operations:

	Three Months Ended March 31,
	2024	2023
	(In thousands of US$)
Total operating revenues	$972,752	$579,647
Total operating costs and expenses	$(892,933)	$(592,012)
Operating income (loss)	$79,819	$(12,365)
Net loss	$(639)	$(94,687)

Results of Operations

City of Dreams First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at City of Dreams were US$592.6 million, compared with US$380.6 million in the first quarter of 2023. The year-over-year increase in the total operating revenues was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$5.69 billion for the first quarter of 2024 versus US$4.04 billion in the first quarter of 2023. The rolling chip win rate was 2.23% in the first quarter of 2024 versus 2.41% in the first quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.48 billion in the first quarter of 2024, compared with US$1.02 billion in the first quarter of 2023. The mass market table games hold percentage was 31.7% in the first quarter of 2024, compared with 27.0% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$890.0 million, compared with US$655.7 million in the first quarter of 2023. The gaming machine win rate was 3.1% in the first quarter of 2024 versus 3.9% in the first quarter of 2023.

Total non-gaming revenue at City of Dreams in the first quarter of 2024 was US$115.8 million, compared with US$78.5 million in the first quarter of 2023.

Altira Macau First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at Altira Macau were US$34.8 million, compared with US$23.9 million in the first quarter of 2023. The year-over-year increase in the total operating revenues was primarily a result of better performance in the mass market segment.

In the mass market table games segment, drop was US$140.7 million in the first quarter of 2024 versus US$82.6 million in the first quarter of 2023. The mass market table games hold percentage was 24.3% in the first quarter of 2024, compared with 25.0% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$93.9 million, compared with US$74.3 million in the first quarter of 2023. The gaming machine win rate was 3.2% in the first quarter of 2024 versus 3.6% in the first quarter of 2023.

Total non-gaming revenue at Altira Macau in the first quarter of 2024 was US$5.1 million, compared with US$3.8 million in the first quarter of 2023.

Mocha and Other First Quarter Results

Total operating revenues from Mocha and Other were US$32.1 million in the first quarter of 2024, compared with US$30.0 million in the first quarter of 2023.

Mass market table games drop was US$58.9 million in the first quarter of 2024 versus US$37.7 million in the first quarter of 2023. The mass market table games hold percentage was 16.2% in the first quarter of 2024 versus 16.8% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$527.6 million, compared with US$519.0 million in the first quarter of 2023. The gaming machine win rate was 4.5% in the first quarter of 2024 versus 4.7% in the first quarter of 2023.

Other Factors Affecting First Quarter Earnings

Total net non-operating expenses for the first quarter of 2024 were US$78.8 million, which mainly included interest expense of US$81.9 million, partially offset by interest income of US$5.5 million, compared with total net non-operating expenses of US$83.5 million for the first quarter of 2023, which mainly included interest expense of US$87.2 million, partially offset by interest income of US$5.7 million.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and our debt and equity financings to meet our funding requirements and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to enhance and develop our properties which includes, for example, our efforts to redevelop and rebrand The Countdown at City of Dreams in Cotai, Macau and upgrade and refresh the Grand Hyatt’s MICE space and guest rooms. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of March 31, 2024, we held cash and cash equivalents of US$503.1 million and restricted cash of US$124.4 million (being cash collateral for concession-related bank guarantees issued to the Macau government and security under credit facilities). Further, HK$7.80 billion (equivalent to US$996.7 million) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2024	2023
	(In thousands of US$)
Net cash provided by operating activities	$37,927	$76,820
Net cash (used in) provided by investing activities	(26,379)	8,116
Net cash used in financing activities	(153,076)	(552,411)
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,155)	(5,990)

Decrease in cash, cash equivalents and restricted cash	(142,683)	(473,465)
Cash, cash equivalents and restricted cash at beginning of period	770,111	1,220,245

Cash, cash equivalents and restricted cash at end of period	$627,428	$746,780

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$37.9 million for the first quarter of 2024, compared to net cash provided by operating activities of US$76.8 million for the first quarter of 2023. The change was primarily due to increased working capital needed for operations, partially offset by improved performance of operations as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$26.4 million for the first quarter of 2024, compared to net cash provided by investing activities of US$8.1 million for the first quarter of 2023. The change was primarily due to the increase in payments for acquisition of property and equipment.

Net cash used in investing activities of US$26.4 million for the first quarter of 2024 mainly included payments for acquisition of property and equipment of US$26.1 million.

Net cash provided by investing activities of US$8.1 million for the first quarter of 2023 included repayments of loans or advances by an affiliated company to us of US$170.0 million, partially offset by extensions of loans or advances by us to an affiliated company of US$158.0 million and payments for acquisition of property and equipment of US$3.9 million.

Our total payments for acquisition of property and equipment were US$26.1 million and US$3.9 million for the first quarters of 2024 and 2023, respectively. Such capital expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$153.1 million for the first quarter of 2024, which primarily represented the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$149.5 million.

Net cash used in financing activities amounted to US$552.4 million for the first quarter of 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$850.1 million, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$300.0 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of March 31, 2024:

As of March 31, 2024
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$128
2020 Credit Facilities	$901,387

$5,001,515

On March 28, 2024, MCO Nominee One repaid HK$1.17 billion (equivalent to US$149.5 million) in principal amount under the 2020 Credit Facilities, together with accrued interest.

On April 8, 2024, the maturity date of the 2020 Credit Facilities was extended by two years to April 29, 2027.

On April 17, 2024, we issued US$750.0 million in aggregate principal amount of the 2032 Senior Notes. On April 22, 2024 and April 30, 2024, MCO Nominee One repaid HK$5.49 billion (approximately US$701.1 million) and HK$333.0 million (approximately US$42.6 million) in aggregate principal amount under the 2020 Credit Facilities respectively, together with accrued interest, with the net proceeds of the 2032 Senior Notes and cash on hand. Immediately after the repayments, HK$13.62 billion (approximately US$1.74 billion) in aggregate principal amount under the 2020 Credit Facilities became available for future drawdown.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2024

Page

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$503,059	$645,555
Accounts receivable, net	75,636	85,307
Receivables from affiliated companies	811,320	798,600
Inventories	17,027	16,242
Prepaid expenses and other current assets	40,439	39,319

Total current assets	1,447,481	1,585,023

Property and equipment, net	2,023,340	2,061,659
Intangible assets, net	192,645	198,682
Goodwill	81,460	81,582
Long-term prepayments, deposits and other assets, net	44,304	42,695
Receivables from affiliated companies, non-current	1,640,230	1,642,407
Restricted cash	124,369	124,556
Operating lease right-of-use assets	24,947	26,520
Land use rights, net	201,757	204,067

Total assets	$5,780,533	$5,967,191

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$10,140	$7,071
Accrued expenses and other current liabilities	698,905	723,123
Income tax payable	7,401	5,686
Operating lease liabilities, current	7,355	7,641
Current portion of long-term debt, net	—	149,774
Payables to affiliated companies	62,553	68,585

Total current liabilities	786,354	961,880

Long-term debt, net	4,987,900	4,987,673
Other long-term liabilities	216,173	223,633
Deferred tax liabilities, net	2,989	3,021
Operating lease liabilities, non-current	20,989	21,969

Total liabilities	6,014,405	6,198,176

Shareholder’s deficit:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,900,923	1,897,463
Accumulated other comprehensive losses	(10,944)	(5,236)
Accumulated losses	(2,123,851)	(2,123,212)

Total shareholder’s deficit	(233,872)	(230,985)

Total liabilities and shareholder’s deficit	$5,780,533	$5,967,191

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2024	2023
Operating revenues:
Casino	$831,159	$480,669
Rooms	43,654	31,086
Food and beverage	27,915	16,857
Entertainment, retail and other	70,024	51,035

Total operating revenues	972,752	579,647

Operating costs and expenses:
Casino	(587,550)	(352,064)
Rooms	(13,061)	(8,832)
Food and beverage	(25,432)	(15,527)
Entertainment, retail and other	(4,308)	(3,964)
General and administrative	(199,657)	(126,252)
Pre-opening costs	(1,940)	—
Amortization of land use rights	(2,004)	(2,694)
Depreciation and amortization	(57,011)	(71,257)
Property charges and other	(1,970)	(11,422)

Total operating costs and expenses	(892,933)	(592,012)

Operating income (loss)	79,819	(12,365)

Non-operating income (expenses):
Interest income	5,455	5,651
Interest expense	(81,875)	(87,217)
Other financing costs	(1,521)	(832)
Foreign exchange losses, net	(1,259)	(1,082)
Other income, net	438	21

Total non-operating expenses, net	(78,762)	(83,459)

Income (loss) before income tax	1,057	(95,824)
Income tax (expense) benefit	(1,696)	1,137

Net loss	$(639)	$(94,687)

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net cash provided by operating activities	$37,927	$76,820

Cash flows from investing activities:
Acquisition of property and equipment	(26,091)	(3,884)
Acquisition of intangible assets	(333)	—
Proceeds from sale of property and equipment	45	—
Payments of loans or advances to an affiliated company	—	(158,000)
Proceeds from loans or advances repayment from an affiliated company	—	170,000

Net cash (used in) provided by investing activities	(26,379)	8,116

Cash flows from financing activities:
Repayments of long-term debt	(149,549)	(850,074)
Payments of Concession liabilities	(3,527)	(2,715)
Proceeds from advances from an affiliated company	—	378
Proceeds from long-term debt	—	300,000

Net cash used in financing activities	(153,076)	(552,411)

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,155)	(5,990)

Decrease in cash, cash equivalents and restricted cash	(142,683)	(473,465)
Cash, cash equivalents and restricted cash at beginning of period	770,111	1,220,245

Cash, cash equivalents and restricted cash at end of period	$627,428	$746,780

Supplemental cash flow disclosures:
Cash paid for interest	$(70,654)	$(75,268)
Cash paid for income taxes	$—	$(515)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(1,636)	$(613)
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$6,616	$1,523
Change in other current and other long-term liabilities arising from recognition of an intangible asset	$—	$239,588

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	$503,059	$645,555
Non-current portion of restricted cash	124,369	124,556

Total cash, cash equivalents and restricted cash	$627,428	$770,111

F-4